Exhibit (j)(1)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Amendment No. 26 to Registration Statement No. 811-21667 of the Investment Company Act of 1940 on Form N-1A of our report dated November 12, 2010, relating to the financial statements and financial highlights of Fidelity Emerging Markets Equity Central Fund, a fund of Fidelity Central Investment Portfolios LLC, appearing in the Annual Report on Form N-CSR of Fidelity Central Investment Portfolios LLC for the year ended September 30, 2010, and to the reference to us under the heading "Independent Registered Public Accounting Firm" in the Statement of Additional Information, which is a part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

January 24, 2011